# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bain Capital GSS Investment Corp., CIK 0002064355
CUSIP: G0R78B106
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Address of issuer's principal executive offices: 200 Clarendon Street, Boston, Massachusetts (MA), 02116
Date of event which requires filing of this statement: 10/01/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002083643

## Reporting persons
- Bain Capital GSS Investment Sponsor LLC: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 12,370,000; shared voting power 0; sole dispositive power 12,370,000; shared dispositive power 0; aggregate amount beneficially owned 12,370,000 (21.18% of the class)
  Comment: (1) See Item 4 below. The Reporting Person owns 11,470,000 Class B Ordinary Shares of the Issuer, which are automatically convertible into the Issuer's Class A Ordinary Shares as more fully described under the heading "Description of Securities-Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-290126) (the "Registration Statement"). The Reporting Person also owns 900,000 private placement units, which include 900,000 Class A Ordinary shares referred to as private placement shares in the Registration Statement.

## Item 1. Issuer
Name of issuer: Bain Capital GSS Investment Corp.
Address of issuer's principal executive offices: 200 Clarendon Street, Boston, Massachusetts 02116

## Item 2. Person Filing
Name of person filing: Bain Capital GSS Investment Sponsor LLC (the "Reporting Person")
Address of principal business office or, if none, residence: 200 Clarendon Street, Boston, Massachusetts 02116
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 12,370,000
Percent of class: 21.18%
Sole power to vote or to direct the vote: 12,370,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 12,370,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Bain Capital GSS Investment Sponsor LLC: /s/ Angelo Rufino, Authorized Signatory (10/15/2025)